

March 28, 2013

<u>Via E-mail</u>
James R. Verrier
President and Chief Executive Officer
BorgWarner Inc.
3850 Hamlin Road
Auburn Hills, Michigan 48326

      Re: **BorgWarner Inc.**
               Form 10-K for the Fiscal Year Ended December 31, 2012
               Filed February 14, 2013
               File No. 1-12162

Dear Mr. Verrier:

     We refer you to our comment letter dated March 14, 2013, regarding business contacts with Cuba, Sudan, and Syria. We have completed our review of this subject matter. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                          Sincerely,

                                          /s/ Cecilia Blye

                                          Cecilia Blye, Chief
                                          Office of Global Security Risk

cc: Max Webb
       Assistant Director
       Division of Corporation Finance